Exhibit 12

Boise Cascade Holdings, L.L.C.

Ratio of Earnings to Fixed Charges

	BC Holdings					Predecessor
					October 29 (inception) through	January 1 through
	Year Ended December 31				December 31,	October 28,
	2008	2007	2006	2005	2004	2004
	(thousands, except ratios)

Interest costs	$34,313	$96,802	$112,404	$166,344	$22,182	$75,219
Capitalized interest	122	1,745	510	—	—	—
Interest factor related to noncapitalized leases (a)	1,785	3,853	3,164	2,338	499	2,438
Total fixed charges	$36,220	$102,400	$116,078	$168,682	$22,681	$77,657

Income (loss) before income taxes and cumulative effect of accounting changes	$(287,508)	$135,685	$75,202	$119,278	$25,031	$116,817
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	219,402	—	—	—	—	(6,308)
Total fixed charges	36,220	102,400	116,078	168,682	22,681	77,657
Total earnings (losses) before fixed charges	$(31,886)	$238,085	$191,280	$287,960	$47,712	$188,166

Ratio of earnings to fixed charges	(0.88)	2.33	1.65	1.71	2.10	2.42

Excess of fixed charges over earnings before fixed charges	$68,106	$—	$—	$—	$—	$—

(a)                                  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.